UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 27, 2019 titled “GeoPark announces Significant Acreage Expansion in the Llanos Basin in Colombia in Partnership with Ecopetrol/Hocol

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SIGNIFICANT ACREAGE EXPANSION IN

THE LLANOS BASIN IN COLOMBIA IN PARTNERSHIP WITH ECOPETROL/HOCOL

Bogota, Colombia – June 27, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador today announced the expansion of its portfolio in Colombia following the successful Agencia Nacional de Hidrocarburos (ANH) bid round in June 2019.

GeoPark was awarded the Llanos 86, Llanos 87 and Llanos 104 blocks in partnership with Hocol (a 100% subsidiary of Ecopetrol) and a right of first refusal for the acquisition of the VIM 22 block.

The acquired blocks represent significant and attractive, low-risk, high potential exploration acreage in the Llanos basin in proximity to GeoPark's successful Llanos 34 block (GeoPark operated, 45% WI), and surrounded by multiple producing oil and gas fields, as well as existing infrastructure. GeoPark will be the operator with a 50% WI.

The Llanos 87 block is located adjacent to and on trend with the Llanos 34 block. The Llanos 86 and Llanos 104 blocks are contiguous areas (20 kilometers southeast of the Llanos 34 block), on trend with nearby producing oil fields. The three blocks cover an aggregate area of 679,292 acres (2,752 sq km) – eight times the size of the Llanos 34 block.

GeoPark and Hocol (a 100% subsidiary of Ecopetrol) have preliminarily identified multiple oil prospects and leads, resulting from their proven expertise in the Llanos basin, existing 3D seismic as well as other relevant data. Geoscience evaluation is ongoing and field operations are expected to start in late 2019 or early 2020.

The blocks were awarded to the GeoPark/Hocol (a 100% subsidiary of Ecopetrol) consortium as part of the ANH's Permanent Process for the Assignment of Areas (“PPAA”) in Bogota, Colombia. Final contracts are expected to be signed in 3Q2019.

The winning bids consisted of commitments to register 550 square km of 3D seismic and to drill six exploration wells during the first exploration phase, with a firm investment commitment of $80-110 million ($40-55 million net to GeoPark) over the next three years, as follows:

Block	Gross Acres	Operator	WI	Net Firm Commitment	X-Factor
Llanos 86	298,997	GeoPark	50%	$10–15 mm	2%
Llanos 87	107,738	GeoPark	50%	$20–25 mm	3%
Llanos 104	272,557	GeoPark	50%	$10–15 mm	2%
Total	679,292			$40–55 mm

As part of the ongoing PPAA bid round, GeoPark has a right of first refusal for the acquisition of a 100% WI in the VIM 22 block (412,172 gross acres) in the Magdalena basin, following the Company's initial bid on June 4, 2019. Final decision by GeoPark on this block will be July 9, 2019.

James F. Park, CEO of GeoPark, said: “Congratulations to our Colombian team for succeeding in acquiring this new high potential big acreage position - located right in our own prime and proven neighborhood. And, we are especially excited about our new venture with Hocol (a 100% subsidiary of Ecopetrol) and the opportunity to prove our ability to perform and build a long term successful partnership.”

Canaguaro
Entrerrios
Upia
LL-27
Rio Meta
LL-103
LLANOS 87
Puntero
LL-71
LLANOS
32
Garibay
LLANOS
34
Corcel
Tiple
Guatiquia
Cabrestero
LLANOS
104
CPO 7
CPO 5
LLANOS
86
Caracara
10 Km

For further information please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the timing of, and entry into, the contracts relating to the winning bid, expected growth for GeoPark and Latin America’s under-developed hydrocarbon potential. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 27, 2019